UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34975

IMRIS INC.
(Translation of registrant's name into English)

100-1370 Sony Place, Winnipeg, Manitoba, Canada R3T 1N5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMRIS Inc.
(Registrant)

Date: August 9, 2011	By:	/s/ Kelly McNeill
	Name:	Kelly McNeill
	Title:	Executive Vice President Finance & CFO

EXHIBIT INDEX

99.1	Unaudited consolidated interim financial statements for the 2nd quarter ended June 30, 2011
99.2	Management’s discussion and analysis of the unaudited consolidated interim financial statements of the Registrant for the second quarter ended June 30, 2011
99.3	News Release, dated August 9, 2011
99.4	CEO Certification of Interim Filings
99.5	CFO Certification of Interim Filings